SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Westport Capital Partners LLC 40 Danbury Road Wilton, CT 06897 (203) 429-8602 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025705	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 174,599
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 174,599
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 174,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 87,878
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,878
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,878
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Westport Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 963025705	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Sean F. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 39,104
	8	SHARED VOTING POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER 39,104
	10	SHARED DISPOSITIVE POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 444,993 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Wm. Gregory Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Jordan S. Socaransky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Marc Porosoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,889 (including 19,893 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 9 of 12 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the Schedule 13D originally filed on June 15, 2015 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on December 20, 2017 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on March 23, 2018 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on April 13, 2018 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed on September 17, 2019 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed on January 14, 2020 ("Amendment No. 5") and Amendment No. 6 to the Original Schedule 13D filed on January 31, 2020 ("Amendment No. 6," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") relating to the common stock, $0.01 par value per share (the "Common Stock"), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3. 5(a)-(c) and (e) and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated, in part, by the following:

The Reporting Persons used approximately $6,175,936 to purchase the shares of Common Stock.

The Managed Accounts hold an aggregate of 31,828 shares of Series B Preferred Stock, which are convertible into 19,893 shares of Common Stock. The Managed Accounts used approximately $767,596 (excluding brokerage commissions) in the aggregate to purchase the Series B Preferred Stock.

The source of the funds for the acquisition of the Common Stock purchased by the WCP Funds and the Managed Accounts and the Series B Preferred Stock purchased by the Managed Accounts was from working capital. No part of the purchase price was borrowed by any of the Reporting Persons for the purpose of acquiring such securities.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows:

CUSIP No. 963025705	SCHEDULE 13D/A	Page 10 of 12 Pages

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 9,693,271 shares of Common Stock outstanding as of November 6, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 5 is set forth in Exhibit 12 hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(e)	February 10, 2020

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 12:	Transactions in the shares of Common Stock of the Issuer since the filing of Amendment No. 6.

CUSIP No. 963025705	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

WCP REAL ESTATE FUND IV, L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WCP REAL ESTATE FUND IV (ERISA), L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WESTPORT CAPITAL PARTNERS LLC /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
SEAN F. ARMSTRONG /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact WM. GREGORY GEIGER /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact

CUSIP No. 963025705	SCHEDULE 13D/A	Page 12 of 12 Pages

JORDAN S. SOCARANSKY /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact
MARC POROSOFF /s/ Marc Porosoff

EXHIBIT 12

Transactions in the Shares of Common Stock of the Issuer Since the Filing of Amendment No. 6.

The following tables set forth all transactions in the shares of Common Stock by the Reporting Persons since the filing of Amendment No. 6. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
02/03/2020	(14,509)	1.74
02/04/2020	(12,854)	1.74
02/05/2020	(1,306)	1.74
02/07/2020	(12,600)	1.74
02/10/2020	(83,800)	1.75